5/5/03

Ant
5-30-2003



SECUR... 03054368 ...MMISSION
Washington, D.C. ...

MAY 5 2003

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53346

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Ehrenkrantz, King, Nussbaum Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Glasser & Haims PC

(Name — *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

CHECK ONE:
- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 02 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

--oOo--

FINANCIAL STATEMENTS

OF

EHRENKRANTZ KING NUSSBAUM, INC.

DECEMBER 31, 2002

--oOo--

GLASSER & HAIMS, P. C.
CERTIFIED PUBLIC ACCOUNTANTS

GLASSER & HAIMS, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
99 WEST HAWTHORNE AVENUE
VALLEY STREAM, N.Y. 11580

ALVIN M. GLASSER, C.P.A.
IRWIN M. HAIMS, C.P.A.

(516) 568-2700

INDEPENDENT AUDITOR'S REPORT

EHRENKRANTZ KING NUSSBAUM, INC.
600 Old Country Road - Suite 210
Garden City, N.Y. 115302

We have audited the accompanying statement of financial condition of EHRENKRANTZ KING NUSSBAUM, INC. as of December 31, 2002 and the related statements of income, expenses and retained earnings and the statement of cash flows for the period then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material aspects, the financial position of EHRENKRANTZ KING NUSSBAUM, INC. as of December 31, 2002, and the results of its operations and cash flows for the period then ended in conformity with generally accepted auditing principles.

Very truly yours,



GLASSER & HAIMS, C.P.A. P.C.

Valley Stream, N.Y.
February 21, 2003

EHRENKRANTZ KING NUSSBAUM, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS

1.	Cash in banks		$ 964,674
2.	Receivables from brokers and dealers		
	A. Clearance accounts	$ 910,746	
	B. Other	216,734	1,127,480
4.	Securities owned at market value		
	B. Other securities		22,590
10.	Furniture and equipment (net)		195,410
11.	Other assets		
	Advances	$ 226,757	
	Loans receivables	15,500	
	Prepaid expense	208,363	450,620
12.	TOTAL ASSETS		$2,760,774

LIABILITIES AND OWNERSHIP EQUITY

17.	Account payable, accrued liabilities, expenses, and other	$1,781,099
20.	TOTAL LIABILITIES	1,781,099
24.	TOTAL OWNERSHIP EQUITY	979,675
25.	TOTAL LIABILITIES AND OWNERSHIP EQUITY	$2,760,774

THE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS
ARE AN INTEGRAL PART OF THIS STATEME

EHRENKRANTZ KING NUSSBAUM, INC.
STATEMENT OF INCOME, EXPENSES AND RETAINED EARNINGS
FOR THE YEAR ENDED DECEMBER 31, 2002

REVENUES		
1.	Commissions	$14,112,984
2.	Gains from trading account	128,341
7.	Advisory fees	15,000
8.	Other revenue	847,900
9.	TOTAL REVENUE	$15,104,225
EXPENSES		
11.	Employment costs	$ 9,114,888
13.	Interest expense	22,856
14.	Regulatory fees	144,262
15.	Other expenses	6,560,162
16.	TOTAL EXPENSES	$15,842,168
17.	NET (LOSS) FOR THE YEAR	(737,943)
	RETAINED EARNINGS - JANUARY 1, 2002	19,547
	DEFICIT - DECEMBER 31, 2002	(718,396)

EHRENKRANTZ KING NUSSBAUM, INC.
STATEMENT OF CHANGES IN OWNERSHIP EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2002

1.	Balance - January 1, 2002	$ 719,547
	A. Net loss	(737,943)
	B. Capital contributed	998,071
2.	Balance - December 31, 2002	$ 979,675

EHRENKRANTZ KING NUSSBAUM, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2002
INCREASE (DECREASE) IN CASH POSITIONS

CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss		$ (737,943)
Non-cash items included in net loss		
Depreciation and amortization		13,679
(Increase) decrease in operating assets:		
Receivable from brokers and dealers	$ 635,794	
Securities owned at market	(22,590)	
Other assets	(295,677)	
		317,527
Increase (decrease) in operating liabilities:		
Payable to brokers and dealers	$ (2,514)	
Accounts payable, accrued liabilities, expenses and others	400,353	
		397,839
Net decrease in cash provided by operating activities		(8,898)
CASH FLOWS FROM INVESTING ACTIVITIES		
Decrease in loans payable	$ (234,000)	
Capital contribution	998,071	
		764,071
Net increase in cash or cash equivalent		755,173
Cash - January 1, 2002		209,501
Cash - December 31, 2002		$ 964,674

THE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS
ARE AN INTEGRAL PART OF THIS STATEMENT

GLASSER & HAIMS, P. C.
CERTIFIED PUBLIC ACCOUNTANTS
EHRENKRANTZ KING NUSSBAUM, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002

NOTE 1 - ORGANIZATION

EKN Merger Corp., a Delaware corporation, was organized on January 16, 2001. EKN Merger Corp. became a wholly-owned subsidiary of JSM Capital Holding Corp. (a Delaware corporation) on February 21, 2001.

On February 22, 2001, Ehrenkrantz King Nussbaum, Inc. entered into a merger agreement with EKN Merger Corp. and JSM Capital Holding Corp. pursuant to which Ehrenkrantz King Nussbaum, Inc. would be merged into EKN Merger Corp. for a purchase price of Seven Hundred Thousand ($700,000.00) Dollars. This occurrence closed on July 31, 2001, at which time EKN Merger Corp. changed its name to Ehrenkrantz King Nussbaum, Inc. and commenced operations on August 1, 2001 under that name. The predecessor company changed its name to Ehrenkrantz King Nussbaum. At that time the existing stock of Ehrenkrantz King Nussbaum was cancelled and 100 shs. par value .01 was issued for the Seven Hundred Thousand ($700,000.00) Dollars, which became the capitalization of the new corporation. On October 8, 2001, the respondent corporation entered into a branch office agreement to acquire an existing office in Garden City, Long Island, New York. On October 22, 2001, respondent corporation acquired said branch office.

On January 9, 2002, JSM Capital Holding Corp. transferred 100% of the equity of Ehrenkrantz King Nussbaum, Inc. to Margate Capital Corp., who owned the branch.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Security transactions and the recognition of the related income and expenses are recorded on a trade date basis.

The corporation depreciates fixed assets under the income tax method. Depreciation of assets acquired, after any write-off under IRC section 179, is on the straight line method over its useful life. Leasehold improvements are amortized over 39 years.

NOTE 3 - STOCKHOLDERS EQUITY - CAPITAL STOCK

AUTHORIZED:
1,000 shs. - common - par value - .01

ISSUED:

100 shs. - common	$ 1.00
Amount paid in over par value	1,691,070.00
	1,698,071.00

DEFICIT

Balance - December 31, 2002	(718,396.00)
	$ 979,675.00

NOTE 4 - COMMITMENTS AND CONTINGENCIES

1) Weatherly International PLC (Weatherly) originally entered into a lease for office space at 595 Madison Avenue, 38th Floor, New York, N.Y. 10022. As part of the agreement assigning the right to purchase Ehrenkrantz King Nussbaum, Inc., (EKN), to JSM Capital Corp., the lease was assigned to EKN.

The lease for the branch office in New York City expires December 31, 2005. The rent, exclusive of escalations, for the year ended December 31, 2003 is $273,962.00 and $489,456.50 for the balance of the lease.

The Company has entered into a agreement dated January 1, 2002 with Wheatley Capital, Inc. (Wheatley) whereby Wheatley will perform the administrative services attendant to the operation of the Company's office at 600 Old Country Road, Garden City, N.Y. 11530. The services shall include, but not be limited to, Wheatley entering into all lease agreement for the premises; leasing or buying any and all furniture and equipment, entering all service contract therefore, and any other administrative functions agreed to by the parties.

The Company shall make payment to Wheatley sufficient to cover any and all charges and costs.

The Company assumes no liability for obligations insured by Wheatley except for the salary and costs of one employee as provided in the agreement.

2) In January 2002, the Corporation was charged $1,350,000.00 for a loss in a customer account. At that date $1,070,000.00 was contributed to the capital of the Corporation.

3) The attorneys have advised us of one lawsuit pending against the corporation as of December 31, 2002. The matter is entitled RONALD L. EDWARDS V. EHRENKRANTZ KING NUSSBAUM, INC. and DEMETRIOS AIVALIOTIS. This matter is under arbitration before the National Association of Securities Dealers, Inc. (NASD). The claimant has

alleged damages of $75,492.81 based on various causes of action including various violations of securities law and NASD rules, including failure to execute a sell order and other related claims and as of the response date by the attorneys a prediction on the outcome is premature, however the Corporation intends to contest the case.

4) In December 2001, a Securities Arbitration was commenced before the National Association of Securities Dealers (NASD), by Weatherly Securities Corporation (WEATHERLY), against John S. Matthews (MATTHEWS), Anthony Ottimo (OTTIMO), Thomas Giugliano (GIUGLIANO) and Ehrenkrantz King Nussbaum, Inc. (EKN).

In Weatherly's allegation, Matthews, a former Weatherly employee, terminated his employment with Weatherly on November 24, 2000, and was bound by restrictive covenants in his employment agreement which restricted him from "either directly or indirectly soliciting and/or inducing any employee to leave Weatherly, and/or otherwise interfering with any of Weatherly's employment relationships." Weatherly alleges Matthews breached these alleged obligations on his part by inducing certain former Weatherly employees, Ottimo and Giugliano, to leave their employment with Weatherly to work for EKN, control of which had been acquired by Matthews subsequent to his employment by Weatherly. Weatherly is seeking damages of approximately $1,350,000.00 against the defendants, jointly and severally.

In addition they seek punitive damages against EKN and the other defendant in the amount of $3,000,000.00 plus attorney's fees, interest and cost of liquidation.

NOTE 5 - NET CAPITAL REQUIREMENTS

As a registered broker-dealer and member of the National Association of Security Dealers, the firm is subject to rule 15c3-1 of the securities and Exchange Commission with specific uniform minimum net capital firm's aggregate indebtedness, as defined, shall not exceed fifteen times net capital, as defined. At December 31, 2001 the firm's net capital ratio was $330,257.00 and exceeded requirements by $211,518.00.

EHRENKRANTZ KING NUSSBAUM, INC.
COMPUTATION OF NET CAPITAL
DECEMBER 31, 2002

1.	Total ownership equity		$ 979,675
2.	Deductions		
	A. Non-allowable assets		
	Furniture and equipment (net)	$ 195,410	
	Other assets	450,620	646,030
8.	Net capital before haircuts		$ 333,645
9.	Haircuts		
	Other securities (15%)	$ 3,388	3,388
10.	Net capital		$ 330,257

COMPUTATION OF BASIC NET CAPITAL

11.	Minimum net capital - 6 2/3% of line 19	118,739
12.	Basic net capital	108,000
13.	Net capital requirements	118,739
14.	Excess net capital	211,518
15.	Excess net capital @ 1000%	152,147

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total aggregate indebtedness	1,781,099
19.	Total aggregate indebtedness	1,781,099
20.	Ratio of aggregate indebtedness to net capital	539%

EHRENKRANTZ KING NUSSBAUM, INC.
DECEMBER 31, 2002

COMPUTATION OF DIFFERENCES OF NET CAPITAL BETWEEN CORPORATION FOCUS AND AUDITED STATEMENT

Net capital per corporation's focus	$ 330,257
Net capital per audit report	330,257
Difference	$ -0-

EHRENKRANTZ KING NUSSBAUM, INC.

DECEMBER 31, 2002

EXEMPTIVE PROVISION UNDER FILE 15c3-3

Exemption from rule 15c3-3 is claimed under section C(K)(2)(C).

GLASSER & HAIMS, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
99 WEST HAWTHORNE AVENUE
VALLEY STREAM, N.Y. 11580

ALVIN M. GLASSER, C.P.A.
IRWIN M. HAIMS, C.P.A.

(516) 568-2700

February 21, 2003

BOARD OF DIRECTORS
EHRENKRANTZ KING NUSSBAUM, INC.

In planning and performing our audit of the financial statements of EHRENKRANTZ KING NUSSBAUM, INC. for the year ended December 31, 2002, we considered its internal control structure, including procedures for safe-guarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3(k)(2)(b). We did not review the practices and procedures followed by the Company in making the quarterly securities examination, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting

principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Security Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Glasser & Haims CPA. PC

GLASSER & HAIMS, CPA, PC
Valley Stream, N.Y. 11580